Exhibit 99.3

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UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT NEW YORK

GARUD SUDARSAN, Individually and on
Behalf of All Others Similarly Situated,

Civil Action No:
Plaintiff,
CLASS ACTION COMPLAINT FOR
BREACH OF WARRANT
v.	AGREEMENT

SEVENTY SEVEN ENERGY INC.,	JURY TRIAL DEMANDED
PATTERSON-UTI ENERGY, INC. and
PYRAMID MERGER SUB, INC.,

Defendants.

Plaintiff Garud Sudarsan (“Plaintiff”), by his undersigned attorneys, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action is brought as a class action by Plaintiff on behalf of himself and the other holders of the Series A, B and C warrants of Seventy Seven Energy Inc. (“Seventy Seven Energy,” “SSE” or the “Company”) against the Company for breach of contract and against Patterson-UTI Energy, Inc. (“Patterson-UTI”) and Pyramid Merger Sub, Inc. (“Pyramid Merger”) (collectively the “Defendants”), for tortious interference with contract, in connection with the proposed merger between Seventy Seven Energy and Patterson-UTI which, if effected as previously announced, will force Plaintiff and class members to exercise the warrants years before their respective expiration dates or suffer elimination of the warrants without payment or other consideration to their current holders.

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2. On December 12, 2016, Seventy Seven Energy announced that it had entered into an Agreement and Plan of Merger (“Agreement”), pursuant to which Patterson-UTI will acquire Seventy Seven Energy in exchange for newly issued shares of Patterson-UTI common stock (the “Proposed Transaction”). Pursuant to the terms of the Agreement, Seventy Seven Energy will engage in a Reorganization with Patterson and SSE and current SSE shareholders will receive shares of Patterson-UTI common stock based upon an agreed upon exchange ratio (the “Exchange Ratio”). The Exchange Ratio will be 1.7725 if all outstanding Series A warrants of SSE are exercised for cash, no other warrants are exercised, no other shares of SSE are issued prior to closing and certain other assumptions occur.

3. The warrant owners are not being offered any consideration for exchange of their warrants. They are being forced to exercise the warrants or lose them. The Agreement requires the warrants to be exercised or they will “expire” upon closing of the Proposed Transaction.

4. The special meeting of Seventy Seven Energy shareholders to vote on the Proposed Transaction is forthcoming. If the vote is held and the transaction is approved Series A, B and C warrants will be cancelled without any consideration offered to Plaintiff or class members. The warrants have enormous embedded value. The expiration and cancellation of the warrants constitutes a violation of the Warrant Agreement, a copy of which is annexed hereto as Exhibit A. Defendant Patterson-UTI tortiously interfered with the Warrant Agreement by requiring forced exercise or expiration of unexercised warrants at the closing of the Proposed Transaction.

5. For these reasons, and as set forth in detail herein, Plaintiff asserts these claims against Seventy Seven Energy and Patterson-UTI. Plaintiff seeks to enjoin SSE from cancelling the warrants (or allowing them to expire) and seeks a mandatory injunction requiring SSE and its successor, Patterson-UTI, to continue the warrants and make the contractual adjustments to their strike price and number thereof in accordance with the terms of the Warrant Agreement.

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6. The Warrant Agreement allows only one circumstance for acceleration of the contractual expiration date: a “non-affiliate combination.” This transaction cannot be considered a “non-affiliate combination” because the surviving company of the merger is SSE. Moreover, even if the transaction had been structured properly as a “non-affiliate combination” it would still not eliminate the warrants. The Warrant Agreement precludes accelerated exercise or expiration of the warrants in the event of a “reorganization.” Therefore, since the Agreement, signed by Defendants, expressly states that the transaction between SSE and Patterson-UTI is a “reorganization,” the Agreement terms which force exercise or expiration violate the terms of the Warrant Agreement.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. 1332(d)(2), with the matter in controversy being worth over 5 million dollars and members of the Class being citizens of states other than New York, and pursuant to the provisions of the Warrant Agreement dated as of August 1, 2016.

8. Personal jurisdiction exists over the Company because as part of the Warrant Agreement it has consented to jurisdiction here and jurisdiction exists over co-defendants pursuant to diversity jurisdiction principles. The Warrant Agreement provides:

Section 7.15 Applicable Law; Jurisdiction. The validity, interpretation and performance of this Warrant Agreement and of the Global Warrant Certificates shall be governed in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of Laws thereof. The parties hereto irrevocably consent to the exclusive jurisdiction of the courts of the State of New York and any federal court located in such state in connection with any action, suit or proceeding arising out of or relating to this Warrant Agreement.

9. Venue is proper in this District because SSE has consented to this venue and other parties conduct business in this District.

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PARTIES

10. Plaintiff is a citizen of Canada and, at all relevant times, has been a warrant holder of Series B and C warrants of Seventy Seven Energy.

11. Defendant Seventy Seven Energy is a Delaware corporation with its principal executive offices in Oklahoma City, Oklahoma. The Company operates as a diversified oilfield services company. The Company provides a wide range of well-site services and equipment to its United States land-based exploration and production customers operating in unconventional resource plays. Seventy Seven Energy offers upstream services, including drilling, pressure pumping, and oilfield rental tools.

12. Defendant Patterson-UTI Energy, Inc. is a Delaware corporation engaged in the business of servicing the oil exploration and drilling business.

13. Defendant Pyramid Merger Sub, Inc. is a Delaware corporation and a wholly owned subsidiary of Patterson-UTI.

14. As a result of the transactions described in the Agreement, SSE will be the surviving corporation of the Merger thus precluding the occurrence of a “non-affiliate combination.”

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other warrant holders of Seventy Seven Energy (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

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16. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of January 23, 2017, there are tens of thousands of warrants of each series outstanding held by thousands of individuals and entities scattered throughout the country. The actual number will be ascertained through discovery;

b. There are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including the following:

(i)	Whether the Agreement constitutes a breach of the Warrant Agreement;

(ii)	Whether Plaintiff and the Class are entitled to compensation for elimination of the warrants or adjustment of their terms pursuant to the Warrant Agreement; and

(iii)	Whether Patterson-UTI tortiously interfered with the Warrant Agreement.

c. The measure of damages;

d. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

e. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

f. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

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g. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole;

h. Questions of law and fact common to Class members predominate over individual questions; and

i. A class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

SUBSTANTIVE ALLEGATIONS

I.	THE SSE WARRANTS

17. On or about August 1, 2016, SSE issued Series A, B and C warrants as part of SSE’s prepackaged May 2016 Chapter 11 proceeding. The Chapter 11 involved a reorganization centered around a deleveraging of SSE’s balance sheet via conversion of approximately $1.1 billion of bond debt into new common equity.

18. As part of the 2016 bankruptcy reorganization, the holders of the old common shares were given the warrants which are the subject of this suit. Thereafter, warrants traded on open market exchanges.

19. Although the warrants have different issuance sizes, exercise prices and dates of termination, all warrants are governed by the Warrant Agreement dated as of August 1, 2016.

20. The Series A warrants have an exercise price of $23.82 per warrant and terminate, at the latest, August 1, 2021.

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21. The Series B warrants have an exercise price of $69.08 per warrant and terminate, at the latest, on August 1, 2021.

22. The Series C warrants have an exercise price of $86.93 per warrant and terminate, at the latest, on August 1, 2023.

23. The Warrant Agreement is the document that governs the rights and obligations of the Company and warrant holders and provides for the conversion of the Series A, B and C warrants into new warrants upon a “reorganization.”1 The Warrant Agreement defines a reorganization as follows:

Section 5.07 Adjustment upon Reorganization Event2

(a)	If there occurs any Fundamental Equity Change other than a Non-Affiliate Combination, or any recapitalization, reorganization, consolidation, reclassification, change in the outstanding Common Shares (other than changes resulting from a subdivision or combination to which Section 5.01(a) applies), statutory share exchange or other transaction other than a Nonaffiliated Combination, (each such event (excluding any Non-Affiliate Combination), a “Reorganization Event”), in each case as a result of which the Common Shares would be converted into, changed into or exchanged for, stock, other securities, other property or assets (including Cash or any combination thereof) (the “Reference Property”) while any Warrants remain outstanding and unexpired, then following the effective time of the Reorganization Event, the right to receive Common Shares upon exercise of a Warrant shall be changed to a right to receive, upon exercise of such Warrant, the kind and amount of shares of stock, other securities or other property or assets (including Cash or any combination thereof) that a holder of one Common Share would have owned or been entitled to receive in connection with such Reorganization Event (such kind and amount of Reference Property per Common Share, a “Unit of Reference Property”). In the event holders of Common Shares have the opportunity to elect the form of consideration to be received in a Reorganization Event, the type and amount of consideration into which the Warrants shall be exercisable from and after the effective time of such Reorganization Event shall be deemed to be the weighted average of the

[1]	As admitted by the parties to the Agreement, the transaction described therein is a “reorganization.” See infra ¶ 29.
[2]	Emphasis supplied.

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types and amounts of consideration received by the holders of Common Shares in such Reorganization Event. Notwithstanding the foregoing, if the Unit of Reference Property in a Reorganization Event is an amount of Cash that is less than the then current Exercise Price of any Warrant outstanding at the time of completion of such Reorganization Event, each such Warrant shall be changed into the right to receive, in connection with such Reorganization Event, an amount of Cash equal to the Black-Scholes Value of such Warrant. The Company hereby agrees not to become a party to any Reorganization Event unless its terms are consistent with this Section 5.07.

(b)	At any time from, and including, the effective time of a Reorganization Event:

(1)	each Warrant shall be exercisable for a single Unit of Reference Property instead of one Common Share; and

(2)	the Fair Value shall be calculated with respect to a Unit of Reference Property.

(c)	On or prior to the effective time of any Reorganization Event (other than a Non-Affiliate Combination), the Company or the successor or purchasing Person, as the case may be, shall execute an amendment to this Warrant Agreement providing that the Warrants shall be exercisable for Units of Reference Property in accordance with the terms of this Section 5.07. If the Reference Property in connection with any Reorganization Event includes shares of stock or other securities and assets of a Person other than the successor or purchasing Person, as the case may be, in such Reorganization Event, then the Company shall cause such amendment to this Warrant Agreement to be executed by such other Person and such amendment shall contain such additional provisions to protect the interests of the Registered Holders (for the benefit of the Holders) as the Board shall reasonably consider necessary by reason of the foregoing. Any such amendment to this Warrant Agreement shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 5. In the event the Company shall execute an amendment to this Warrant Agreement pursuant to this Section 5.07, the Company shall promptly file with the Warrant Agent an Officers’ Certificate briefly stating the reasons therefor, the kind or amount of Cash, securities or property or assets that will comprise a Unit of Reference Property after the relevant Reorganization Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with. The Company shall cause notice of the execution of the amendment to be mailed to each Registered Holder within 20 Business Days after execution thereof.

(d)	The above provisions of this Section 5.07 shall similarly apply to successive Reorganization Events.

(e)	If this Section 5.07 applies to any event or occurrence, no other provision of this Article 5 shall apply to such event or occurrence (other than Section 5.06).

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II.	BACKGROUND OF THE TRANSACTION AT ISSUE HERE

24. Seventy Seven Energy is a diversified oilfield services company that provides a range of wellsite services and equipment to land-based exploration and production customers in the United States. The Company operates in three segments: Drilling, Hydraulic Fracturing, and Oilfield Rentals. The Drilling segment offers land drilling and drilling-related services. The Hydraulic Fracturing segment provides hydraulic fracturing and other well stimulation services. The Oilfield Rentals segment offers rental tools for land-based oil and natural gas drilling, completion, and workover activities. As of December 31, 2015, Seventy Seven Energy owned 91 drilling rigs and 11 hydraulic fracturing fleets. The Company was formerly known as Chesapeake Oilfield Operating, L.L.C. and changed its name to Seventy Seven Energy Inc. in June 2014. The Company was founded in 2011 and is headquartered in Oklahoma City, Oklahoma.

25. Patterson-UTI and its subsidiaries provide onshore contract drilling and pressure pumping services to exploration and production companies in North America, and drilling rig pipe handling technology worldwide. Patterson-UTI Drilling Company LLC and its subsidiaries operate land-based drilling rigs in oil and natural gas producing regions of the continental United States and western Canada.

26. On December 12, 2016, Defendants jointly announced that the two companies entered into a “definitive merger agreement” pursuant to which Patterson-UTI will acquire Seventy Seven Energy in an all-stock transaction. Patterson-UTI and Seventy Seven Energy are both leaders in building and operating high-spec rigs, and the transaction is expected to further solidify Patterson-UTI as a leader in the U.S. land drilling market with 201 high-spec rigs.

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Additionally, following the closing of the transaction, Patterson-UTI will have one of the largest and most modern pressure pumping fleets in the industry, with more than 1.5 million hydraulic fracturing horsepower both available and strategically-located in some of the most prolific oil and gas regions in the U.S.

27. The terms of the “merger” agreement describe a reorganization transaction which is not the type that would allow the Company to terminate the Merger warrants under applicable provisions of The Warrant Agreement including ¶ 5.06 or ¶ 5.07.

28. As demonstrated below, the transaction, while publicly referred to as a merger, is actually a “reorganization” (as has been admitted by the parties thereto) and, thus, ¶ 5.07 of the Warrant Agreement does not allow the Company to force the exercise or cancellation of the A, B and C warrants thereof.

29. The Agreement admits this transaction is a reorganization:

RECITALS

WHEREAS, Parent, Merger Sub, and the Company intend to effect a Merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (“DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent;

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Merger qualify as a “reorganization” within the meaning of Section 358(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) this Agreement is intended to be and is hereby adopted as a “plan of reorganization” for the Merger within the meaning of Treasury Regulations §§ 1.368-3(a).

Emphasis supplied.

1.1 Merger of Merger Sub Into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease. Following the Effective Time, the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

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30. Under the terms of the Proposed Transaction, SSE shareholder will receive approximately 1.7725 shares of Patterson-UTI stock for each of their SSE shares. SSE will be the “Surviving Corporation” of the Merger described in the Agreement. The Proposed Transaction values Seventy Seven Energy at approximately $1.76 billion, assuming the issuance of 49.6 million shares of Patterson-UTI common stock at the Termination announcement date’s closing price of $28.67, plus approximately $336 million of Seventy Seven Energy’s debt net of cash and warrant proceeds. Patterson-UTI has represented that all of Seventy Seven Energy’s debt is expected to be repaid at the closing of the transaction and that shareholders of Seventy Seven Energy would own approximately 25% of Patterson-UTI.

31. The Exchange Ratio will be equal to 49,559,000 shares of Patterson-UTI common stock, divided by the total number of shares of SSE common stock outstanding or deemed outstanding immediately prior to the effective time (which includes (i) shares of SSE common stock outstanding as a result of the exercise of warrants to acquire SSE common stock, (ii) shares of SSE common stock deemed outstanding as a result of the vesting of SSE restricted stock unit awards that existed prior to the execution of the merger agreement, (iii) any shares of SSE common stock subject to perfected appraisal rights, (iv) shares of SSE common stock that underlie restricted stock unit awards that SSE issues on or after the execution of the merger agreement, and (v) 50% of any shares of SSE common stock that have been tendered to SSE on or after August 1, 2016 for the purposes of satisfying tax withholding obligations upon the vesting of SSE restricted stock unit awards); provided, that in the event that any Series A warrants to acquire SSE common stock are forfeited or net settled, such 49,559,000 shares of Patterson-UTI common stock will be reduced by a number equal to (i) the aggregate exercise price for the warrants that are forfeited or net settled, divided by (ii) the volume weighted

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average price of a share of Patterson-UTI common stock for the ten consecutive trading days immediately preceding the third business day prior to the closing of the merger. In no event will Patterson-UTI issue more than 49,559,000 shares of its common stock as merger consideration.

III.	THE WARRANT AGREEMENT PRECLUDES ACCELERATED

EXPIRATION AND REQUIRES ADJUSTMENT

OF THE WARRANTS UNDER THE CIRCUMSTANCES HERE

32. As previously alleged, the Proposed Transaction at issue herein requires that the warrants be adjusted.

33. The Warrant Agreement provides:

Section 5.02 Adjustments to Number of Warrants. Concurrently with any adjustment to any Exercise Price under Section 5.01, the Number of Warrants will be adjusted such that the Number of Warrants in effect immediately following the effectiveness of such adjustment will be equal to the Number of Warrants in effect immediately prior to such adjustment, multiplied by a fraction, (i) the numerator of which is the applicable Exercise Price in effect immediately prior to such adjustment and (ii) the denominator of which is the applicable Exercise Price in effect immediately following such adjustment.

34. Similarly, the Warrant Agreement requires adjustment of the Exercise Price upon the circumstances here.

35. Moreover, the adjusted warrants must be issued by the “surviving company”, i.e. SSE, or by Patterson-UTI under the terms of the Merger Agreement:

Section 5.06 Successor upon Consolidation. Merger and Sale of Assets.

(a)	Other than with respect to a Non-Affiliate Combination, the Company may consolidate or merge with another Person (a “Fundamental Equity Change”) only (i) if the Company is the surviving Person or (ii) if the Company is not the surviving Person, then:

(1)	the successor to the Company assumes all of the Company’s obligations under this Warrant Agreement and the Warrants; and

(2)	the successor to the Company provides written notice of such assumption to the Warrant Agent promptly following the Fundamental Equity Change.

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(b)	In the case of a Fundamental Equity Change other than a Non-Affiliate Combination, the successor Person to the Company shall succeed to and be substituted for the Company with the same effect as if it had been named herein as the Company, and the Company shall thereupon be released from all obligations and covenants under this Warrant Agreement and the Warrants. Such successor Person shall promptly provide in writing to the Warrant Agent with such identifying corporate information as may be reasonably requested by the Warrant Agent. Such successor Person thereafter may cause to be signed, and may issue any or all of, the Global Warrants issuable pursuant to this Warrant Agreement which theretofore shall not have been issued by the Company; and, upon the order of such successor Person, instead of the Company, and subject to all the terms, conditions and limitations in this Warrant Agreement, the Warrant Agent shall authenticate and deliver, as applicable, any Global Warrants that previously shall have been signed and delivered by the officers of the Company to the Warrant Agent for authentication, and any Warrants which such successor Person thereafter shall cause to be signed and delivered to the Warrant Agent for such purpose.

(c)	If the Company desires to sell, lease, convey or otherwise transfer in one transaction or a series of related transactions all or substantially all of the consolidated assets of the Company and its Subsidiaries (an “Asset Sale”) to any Affiliated Buyer (such Asset Sale, an “Affiliated Asset Sale”), the Company may only consummate such Affiliated Asset Sale if such Affiliated Buyer agrees (i) to enter into a warrant agreement in form and substance substantially similar to this Warrant Agreement and (ii) to issue warrants for equity in such Affiliated Buyer (or a Person to which all or substantially all of the assets of the Company and its Subsidiaries acquired in such Asset Sale are transferred or conveyed) to the Registered Holder on terms (including economic) and conditions substantially similar to the Global Warrant (taking into account any Warrants that are exercised prior to the applicable Expiration Dates (as defined in clause (ii)(A) of the respective definitions of the Expiration Dates and taking into account the materiality of the transferred assets to the total assets and operations of the Affiliated Buyer, taken as a whole), for crediting to the accounts of the applicable Participants for the benefit of the Beneficial Owners pursuant to the procedures of the Depository.

(d)	For the avoidance of doubt, in any Non-Affiliate Combination, holders of the Warrants shall be solely entitled to receive the consideration per Warrant as is payable per Common Share, less the Exercise Price, paid in the same form and in the proportion as is payable to holders of Common Shares; provided, however, if such consideration is in any form other than cash, the holders of the Warrants shall have until ten (10) Business Days prior to the consummation of such Non-Affiliate Combination to exercise their respective Warrants in accordance with Section 4.02, and any Warrants not exercised pursuant to this provision shall terminate (without any readjustment to the Exercise Prices and/or the Number of Warrants).

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CAUSE OF ACTION I

BREACH OF CONTRACT

36. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

37. The Warrant Agreement is a binding contract between Seventy Seven Energy and Plaintiff and the members of the Class.

38. Seventy Seven Energy breached the Warrant Agreement by entering into the Agreement.

39. The relevant provision of the Agreement which forces warrant holders to exercise prematurely or face a forced expiration of the warrants is as follows:

2.3 Treatment of Company Warrants: Treatment of Company Equity Awards.

(a)	Company Warrants shall be treated in accordance with the term of the Warrant Agreement. At least 15 days prior to the Effective Time, the Company shall deliver notice of the Merger to the holders of the Company Warrants in accordance with the terms of the Warrant Agreement. At the Effective Time, each Company Warrant that is not exercised immediately prior to the Effective Time shall expire unexercised pursuant to the terms of such Company Warrant without any action on the part of the holder thereof and all rights of the holder of such Company Warrants shall cease.

40. Defendants’ consummation of the Agreement will violate the warrant owners’ contractual rights. The violations damaged the warrant owners.

41. Seventy Seven Energy breached their contractual obligations by failing to honor the provisions set forth above and have benefited improperly from their breaches of contract.

42. Seventy Seven Energy’s failure to perform their contractual obligations under the Warrant Agreement have and will continue to cause financial and other damage to all warrant holders.

43. Plaintiff and the members of the Class have performed all conditions precedent to enable them to recover the relief sought herein, or such conditions have been excused, waived, suspended or discharged.

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CAUSE OF ACTION II

TORTIOUS INTERFERENCE WITH CONTRACT

44. Plaintiff repeats and realleges the preceding paragraphs as if fully set forth herein.

45. Defendants Patterson-UTI and Pyramid Merger knew of the contractual obligations under the Warrant Agreement to the warrant holders.

46. These Defendants intentionally interfered with the Warrant Agreement by negotiating, formulating and consummating the Agreement which eliminated the warrants.

47. The Defendants’ interference caused Seventy Seven Energy to breach the Warrant Agreement.

48. Plaintiff and the other members of the Class were damaged by Defendants’ interference.

49. Patterson-UTI and Pyramid Merger acted in bad faith, intentionally, maliciously and with willful disregard to the Plaintiffs’ and other Class Members’ rights.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and his counsel as Class Counsel;

B. Enjoining Defendants and all persons acting in concert with them from cancelling the warrants;

C. Directing the Defendants to account to Plaintiff and the Class for all damages sustained as a result of their wrongdoing and to compensate them accordingly;

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D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses;

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: March 31, 2017

SQUITIERI & FEARON, LLP

By:
Olimpio Lee Squitieri
32 East 57th Street
New York, New York 10022
Telephone: (212) 421-6492
Facsimile: (212) 421-6553

-and-

Daniel R. Lapinski
WILENTZ, GOLDMAN & SPITZER, P.A.
90 Woodbridge Center Drive, Suite 900
Woodbridge, New Jersey 07095
Telephone: (732) 636-8000
Facsimile: (732) 726-6686

Attorneys for Plaintiff and the Putative Class